UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

ENERGY PARTNERS, LTD.
(Name of Issuer)

Common Stock, par value $0.001
(Title and Class of Securities)

29270U303
(CUSIP Number)

Daniel Gosselin The K2 Principal Fund, L.P. 444 Adelaide Street West, Suite 200 Toronto, Canada A6 M5V 1S7 Telephone Number: (416) 865-2732 Facsimile Number: (416) 703-4443
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page of 1 of 9 Pages)

CUSIP No. 29270U303	Schedule 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS THE K2 PRINCIPAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,973,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,973,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29270U303	Schedule 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS K2 GENPAR L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,973,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,973,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29270U303	Schedule 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS K2 GENPAR 2009 INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,973,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,973,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,973,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,973,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29270U303	Schedule 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,973,343
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,973,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D/A	Page 7 of 9 Pages

This Amendment No. 5 to Schedule 13D modifies and supplements the Schedule 13D initially filed on October 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on February 22, 2010, Amendment No. 2 to the Schedule 13D filed on March 15, 2010, Amendment No. 3 to the Schedule 13D filed on April 21, 2010 and Amendment No. 4 filed on April 28, 2010 (as amended, the “Statement”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Energy Partners, Ltd. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 5, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Statement.

Item 5.                      Interest in Securities of the Issuer

Since the date of Amendment No. 4, the Reporting Persons sold an aggregate of 311,231 shares of Common Stock in open market transactions at an average price of $13.86 per share, decreasing their ownership from 5.7% to 4.98% (on the basis of 40,064,731 shares of Common Stock issued and outstanding as of April 30, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2010) and were effected on the following dates for the following average price per share:

Date	Total Shares Sold	Price per Share
May 5, 2010	7,682	$13.2918
May 5, 2010	45,252	$13.2901
May 4, 2010	4,000	$13.5775
May 4, 2010	42,801	$13.5773
May 3, 2010	50,000	$13.6616
May 3, 2010	11,500	$13.697
April 30, 2010	24,698	$13.9913
April 30, 2010	6,600	$13.8479
April 30, 2010	11,000	$13.9501
April 29, 2010	26,300	$14.4076
April 29, 2010	900	$14.5861
April 29, 2010	10,700	$14.3516
April 29, 2010	4,563	$14.394
April 28, 2010	8,000	$14.2663
April 28, 2010	57,235	$14.2993

As a result of the transactions described above, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof are as follows:

The K2 Principal Fund, L.P.
(a) Amount beneficially owned: 1,973,343	Percent of class: 4.9%
(b) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,973,343
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,973,343

K2 GenPar L.P.
(a) Amount beneficially owned: 1,973,343	Percent of class: 4.9%
(b) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,973,343
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,973,343

CUSIP No. 29270U303	Schedule 13D/A	Page 8 of 9 Pages

K2 GenPar 2009 Inc.
(a) Amount beneficially owned: 1,973,343	Percent of class: 4.9%
(b) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,973,343
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,973,343

Shawn Kimel
(a) Amount beneficially owned: 1,973,343	Percent of class: 4.9%
(b) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,973,343
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,973,343

Shawn Kimel Investments, Inc.
(a) Amount beneficially owned: 1,973,343	Percent of class: 4.9%
(b) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,973,343
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,973,343

As of the date hereof, after giving effect to the sales of Common Stock described above, the Fund beneficially owns 1,973,343 shares of Common Stock, representing approximately 4.9% of the Company’s outstanding shares.  The Fund’s sole general partner is the New GP and the general partner of the New GP is GenPar 2009, the wholly-owned subsidiary of SKI.  100% of SKI is owned by Kimel.  Therefore, each of the New GP, GenPar 2009, SKI, and Kimel may be deemed to beneficially own, in the aggregate, 1,973,343 shares of Common Stock, representing approximately 4.9% of the Company’s outstanding shares.

Except as set forth in this Amendment No. 5, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 4 to this Statement.

Effective May 5, 2010, as a result of the transactions described above, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock of the Company, and the Reporting Persons will not file any additional filings with respect to their ownership in the Common Stock of the Company unless and until such time as the Reporting Persons beneficially own more than 5% of the Common Stock of the Company and are required to file reports pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 29270U303	Schedule 13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2010

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR L.P., its General Partner

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel President

K2 GENPAR, L.P.

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel President

K2 GENPAR 2009 INC.

By:	/s/ Shawn Kimel
Shawn Kimel President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity